Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

January 15, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Rigel U.S. Equity Large Cap Growth Fund (S000011981)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of January 11, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 299 to its registration statement.  PEA 299 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on November 24, 2009, for the purpose of conforming the Trust’s Prospectus for its series, the Rigel U.S. Equity Large Cap Growth Fund (the “Fund”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff of the U. S. Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment:  In the Summary Section – Annual Fund Operating Expenses table, please revise the line item “Net Annual Fund Operating Expenses” to read “Total Fund Operating Expenses After Fee Waiver and/or Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the final line of the Annual Fund Operating Expenses table adequately conveys the intent of the Staff.  Instruction 3(e) to Item 3 of Form N-1A allows discretionary language to be used in the caption by stating, “…a Fund may add…a second caption showing the Fund’s net expenses…The Fund should place these additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  We therefore respectfully decline the comment, and offer recent 485B/497K filing examples from PIMCO, Jennison and J.P. Morgan that use the same language the Trust wishes to use.

2.	Staff Comment: In footnote 2 to the Fees and Expenses table, please disclose that the expense limitation agreement shall remain in effect for at least one year from the date of the Prospectus.

Response:  The Trust responds by modifying the second sentence of footnote 2 as follows:  “The expense limitation will remain in effect through at least January 31, 2011, and may be terminated only by the Trust’s Board of Trustees (the “Board”).”

3.
Staff Comment:  In the Summary Section – Principal Investment Strategies, please describe how individual securities are selected for purchase and sale.  You may want to disclose the factors the Advisor uses to determine the securities selected.

Response:  The Trust responds by modifying the Summary Section – Principal Investment Strategies disclosure as follows:

Principal Investment Strategies
The Fund attempts to achieve its investment objective by actively investing at least 80% of its net assets, plus any borrowings for investment purposes, in a diversified portfolio of growth-oriented domestic equity securities of large capitalization companies. The Advisor considers a large-cap company to be one that has a market capitalization consistent with the market capitalizations of companies in the Russell 1000® Growth Index (the “Index”).

The Advisor selects individual securities for purchase and sale through a multi-step process that begins with a quantitatively based screen to identify the top 10-20% of the approximately 750 stocks with market capitalizations consistent with the Index.  Fundamental analysis then takes place, focusing on factors such as industry trends, competitive position, consistency of growth, potential for acceleration of growth and quality of earnings.  Finally, stocks are evaluated within the context of the current market environment.  The Advisor may choose to sell a Fund holding when it believes the security no longer offers attractive growth prospects or when the Advisor wishes to take advantage of a better investment opportunity.

At the Advisor’s discretion, the Fund may invest its assets in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes in response to adverse market, economic or political conditions.

4.
Staff Comment:  In the Summary Section – Principal Investment Strategies, please disclose the current market capitalization range of the Russell 1000® Growth Index, similar to what you disclose in Item 9.

Response:  The Trust responds by adding the following to the Summary Section – Principal Investment Strategies, and updating Item 9 as follows:  “As of January 15, 2010, the market capitalization range of the Russell 1000® Growth Index was from $271 million to $330 billion.”

5.
Staff Comment:  In the Summary Section – Principal Risks of Investing in the Fund, please confirm that “Small and Medium Sized Companies Risk” and “Non-U.S. Investment Risk” are principal risks of investing in the Fund.

Response:  The Trust responds by confirming that “Small and Medium-Sized Companies Risk” and “Non-U.S. Investment Risk” are principal risks of the Fund, as is any risk when 10% or more of the net assets of the Fund may be invested in the type of security described by the risk.

6.	Staff Comment: In the Prior Performance section beginning on Page 9 of the Prospectus, please disclose whether the performance shown is net of all actual fees or adjusted to show the Fund’s expenses.

Response:  The Trust responds by noting that the Prior Performance section, in general, was discussed with the Advisor, and the Advisor has determined that they no longer feel it needs to be included in the Prospectus.  Accordingly, the Prior Performance section has been deleted from the Prospectus.

7.
Staff Comment:  Please supplementally indicate which no-action letter the Fund is relying upon for presentation of prior performance information.  If it is Nicholas-Applegate I, please note that the presentation must reflect all accounts with substantially similar investment objectives, polices and strategies, and it appears that accounts are excluded if the asset level is below $4 million.

Response:  The Trust responds by noting that the Prior Performance section has been deleted from the Prospectus.

8.
Staff Comment:  In the Prior Performance section, please include disclosure that the composite accounts are not subject to certain investment limitation diversification requirements and other restrictions imposed by the Investment Company Act of 1940 or the Internal Revenue Code, which might have affected performance.

Response:  The Trust responds by noting that the Prior Performance section has been deleted from the Prospectus.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust